

Mail Stop 3720

September 12, 2008

<u>VIA US MAIL AND FAX (516) 625-1685</u>
Davis P. Stowell, President of General Partner (Principal Executive Officer,
Principal Financial Officer, Principal Accounting Officer)
Reeves Telecom Limited Partnership
55 Brookville Road
Glen Head, New York 11545

   Re: Reeves Telecom Limited Partnership
      Form 10-K for the Fiscal Year Ended December 31, 2007, as amended
      File No. 0-09305

Dear Mr. Stowell:

   We have reviewed your supplemental response letter dated September 12, 2008 as well as your amendment filed August 11, 2008 and have the following comment. As noted in our comment letter dated July 17, 2008, we have limited our review of your filing to the disclosures pertaining to the evaluation of your internal control over financial reporting.

<u>Item 9A. Controls and Procedures</u>

1. We have considered your response letter dated September 12, 2008 and note that management continues to believe that disclosure controls and procedures were effective as of the end of the fiscal year. Please note that the definition of disclosure control and procedures provided in Rule 13a-15(e), indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **reported** within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company <u>not timely</u> in its Exchange Act Reporting. It appears to us that your failure to provide your report on internal control over financial reporting for fiscal year 2007 on a timely basis appears to be a clear indicator that your disclosure control and procedures were not effective as of the end of the fiscal year. The omission of a material disclosure on a timely basis, even if inadvertent, is a strong indicator the disclosure control and procedures are ineffective. In light of these facts, it

appears that you should amend the Form 10-K to disclose that your disclosure controls and procedures were not effective as of the end of the fiscal year.

* * * *

Please respond to this comment through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding these comments.

Sincerely,

Kyle Moffatt
Accountant Branch Chief